UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

EASTMAN KODAK COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY	1-87	16-0417150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

343 STATE STREET, ROCHESTER, NEW YORK 14650 (Address of principal executive offices) (Zip Code)

Timothy Smith, 585-724-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure:

The Conflict Minerals Report for the period from January 1, 2016 to December 31, 2016 is filed herewith as Exhibit 1.01 and is publicly available through Kodak’s investor center under the “Financial Information/SEC Filings” tabs on its website at www.kodak.com.

Item 1.02Exhibit

The Conflict Minerals Report for the period from January 1, 2016 to December 31, 2016 is filed herewith as Exhibit 1.01

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EASTMAN KODAK COMPANY

By:	/s/ Sharon E. Underberg Sharon E. Underberg
General Counsel, Secretary and Senior Vice President

Date:  May 31, 2017

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